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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On March 26 and 27, 2014, the requisite Italian Internal Dealing forms were made publicly available and were also filed with Borsa Italiana and CONSOB to disclose the transactions described below. For more information on Luxottica Group S.p.A. (the “Company”) and the Delfin Plan (described below), please see the Company’s Annual Report on Form 20-F available on the Company’s website at www.luxottica.com and filed with the SEC.

On March 25 and 27, 2014, Delfin S.à r.l. sold 165,000 ordinary shares of the Company, on each date, pursuant to grants made under the Delfin Plan at a strike price of Euro13.67 per share.  Delfin S.à r.l. also purchased an equal amount of ordinary shares of the Company on the same dates in off-market transactions at an average per share price of Euro 40.25 and Euro 41.85, respectively.

In addition, on March 25 and 26, 2014, Enrico Cavatorta sold 16,500 and 70,000 ordinary shares of the Company at an average per share price of Euro 40.5 and Euro 41.2146, respectively.  These shares were received by Mr. Cavatorta as equity compensation from the Company.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
March 31, 2014		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER